Exhibit 9.(a)(5)(iv)

[Letterhead of Cassel Salpeter & Co., LLC]

October 17, 2014

Cadista Holdings Inc.

207 Kiley Drive

Salisbury, Maryland 21801

Attention: The Special Committee of the Board of Directors

Members of the Special Committee of the Board of Directors:

We have been advised that Jubilant Life Sciences Ltd. (the “Acquiror”) intends to commence an offer (the “Offer”) to acquire each outstanding share of common stock, par value $0.001 per share (“Common Stock”), of Cadista Holdings Inc. (the “Company”), other than shares of Common Stock held by the Acquiror and its affiliates, in exchange for $1.60 in cash per share (the “Consideration”), pursuant to the terms set forth in the proposal, dated August 1, 2014 (the “Proposal”), to the Board of Directors (the “Board”) of the Company. We have also been advised that promptly following the consummation of the Offer, the Acquiror, or a wholly owned subsidiary of the Acquiror, will merge with the Company (the “Merger” and together with the Offer, the “Transaction”) and that pursuant to the Merger, (i) each outstanding share of Common Stock not owned by the Acquiror or any affiliate of the Acquiror will be converted into the right to receive the Consideration, and (ii) the Company will become a wholly owned subsidiary of the Acquiror. We in addition have been advised that the Acquiror is the holder of approximately 82.4% of the outstanding shares of Common Stock.

You have requested that Cassel Salpeter & Co., LLC (“CS”) render an opinion (this “Opinion”) to the Special Committee (the “Committee”) of the Board as to whether, as of the date of this Opinion, the Consideration to be received by the holders of Common Stock other than the Acquiror and its affiliates (the “Unaffiliated Stockholders”) in the Transaction pursuant to the Proposal is fair, from a financial point of view, to the Unaffiliated Stockholders.

In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

•	Reviewed the Proposal.
•	Reviewed certain publicly available financial information and other data with respect to the Company that we deemed relevant.
•	Reviewed certain other information and data with respect to the Company made available to us by the Company, including financial projections with respect to the future financial performance of the Company for the five year period ending March 31, 2019, prepared by management of the Company (the “Projections”) and other internal financial information furnished to us by or on behalf of the Company.

The Independent Committee of the Board of Directors

Cadista Holdings Inc.

October 17, 2014

•	Considered and compared the financial and operating performance of the Company with that of companies with publicly traded equity securities that we deemed relevant.
•	Considered the publicly available financial terms of certain transactions that we deemed relevant.
•	Discussed the business, operations, and prospects of the Company and the proposed Transaction with the Company’s management and certain of the Company’s representatives.
•	Conducted such other analyses and inquiries, and considered such other information and factors, as we deemed appropriate.

This Opinion only addresses whether, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders in the Transaction pursuant to the Proposal is fair, from a financial point of view, to the Unaffiliated Stockholders and does not address any other terms, aspects, or implications of the Transaction or the Proposal including, without limitation, any term or aspect of the Transaction that is not susceptible to financial analyses, the fairness of the Transaction or all or any portion of the Consideration, to the security holders of the Acquiror or any other person or any creditors or other constituencies of the Company, the Acquiror or any other person, nor the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration, or otherwise. We are not expressing any opinion as to the prices at which shares of Common Stock may trade, be purchased or sold at any time.

This Opinion does not address the relative merits of the Transaction as compared to any alternative transaction or business strategy that might exist for the Company, or the merits of the underlying decision by the Committee, the Board or the Company to recommend, engage in or consummate the Transaction. The financial and other terms of the Transaction were determined by the Acquiror and were not determined by or pursuant to any recommendation from us. In addition, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction involving the Company.

In arriving at this Opinion, we have, with your consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources, and we have further relied upon the assurances of the Company’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. We are not legal, tax, accounting, environmental, or regulatory advisors, and we do not express any views or opinions as to any legal, tax, accounting, environmental, or regulatory matters relating to the Company, the Transaction, or otherwise. We understand and have assumed that the Company has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals. You have also advised us and we have assumed that the Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company with respect to the future financial performance of the Company and that such information provides a reasonable basis upon which to analyze and evaluate the Company and form an opinion. We express no view with respect to the Projections or the assumptions on which they are based.

The Independent Committee of the Board of Directors

Cadista Holdings Inc.

October 17, 2014

We have not evaluated the solvency or creditworthiness of the Company or any other party to the Transaction, the fair value of the Company or any of its assets or liabilities, or whether the Company, the Acquiror or any other party to the Transaction is paying or receiving reasonably equivalent value in the Transaction under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated, in any way, the ability of the Company, the Acquiror or any other party to the Transaction to pay its obligations when they come due. We have not physically inspected the Company’s properties or facilities and have not made or obtained any evaluations or appraisals of the Company’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). We have not attempted to confirm whether the Company has good title to its assets. CS’s role in reviewing any information was limited solely to performing such reviews as CS deemed necessary to support its own advice and analysis and was not on behalf of the Committee, the Board, the Company, or any other party.

We have assumed, with your consent, that the Transaction will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Transaction, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on the Company or the Transaction. We also have assumed, with your consent, that the Transaction will be consummated in accordance with the terms set forth in the Proposal, without waiver, modification, or amendment of any term, condition, or agreement thereof, except as would not be material to our analysis or this Opinion. We offer no opinion as to the likelihood that the conditions to the consummation of the Transaction set forth in the Proposal will be satisfied.

Our analysis and this Opinion are necessarily based upon market, economic, and other conditions as they exist on, and could be evaluated as of, the date hereof. Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Committee for the use and benefit of the members of the Committee (in their capacities as such) in connection with the Committee’s evaluation of the Transaction. This Opinion is not intended to and does not constitute advice or a recommendation to any of the Company’s stockholders or any other security holders as to how such holder should vote or act with respect to any matter relating to the Transaction or otherwise, including, without limitation, with respect to the Unaffiliated Stockholders, whether to tender shares in the Offer. This Opinion should not be construed as creating any fiduciary duty on our part to the Company, the Acquiror any security holder of the Company or the Acquiror, any creditor of the Company or the Acquiror, or any other person.

The Independent Committee of the Board of Directors

Cadista Holdings Inc.

October 17, 2014

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the completion of the Transaction. CS has also acted as financial advisor to the Committee in connection with the Transaction and has received a fee for such services, none of which was contingent upon any conclusion reached in this Opinion or the completion of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rendering of this Opinion. In accordance with our policies and procedures, a fairness committee was not required to, and did not, approve the issuance of this Opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, the Consideration to be received by the Unaffiliated Stockholders in the Transaction pursuant to the Proposal is fair, from a financial point of view, to the Unaffiliated Stockholders.

Very truly yours,

/s/ Cassel Salpeter & Co., LLC

Cassel Salpeter & Co., LLC